FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of April, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Logo                                                           PRESS RELEASE
--------------------------------------------------------------------------------

For more information contact:

Dr. Jose Luis Guerrero
(5255) 5272-9991 x2060                     in the United States:
jose.guerrero@ica.com.mx                   Zemi Communications

Lic. Paloma Grediaga                       Daniel Wilson
(5255) 5272-9991 x3470                     (212) 689-9560
paloma.grediaga@ica.com.mx                 d.b.m.wilson@zemi.com


                ICA REPORTS UNAUDITED FIRST QUARTER 2003 RESULTS


Mexico City, April 28, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the first quarter of 2003.


ICA noted the following highlights:


o ICA recorded first quarter revenue of Ps. 1,891 million and an operating profit of Ps. 47 million.

o ICA's consolidated backlog as of March 31, 2003 was Ps. 14,346 million, equivalent to 27 months of work at first quarter levels, and is almost three times the level at the end of 2002.

o New contracts and contract extensions for Ps. 10,382 million were obtained during the first quarter, including the El Cajon hydroelectric project (Ps. 8,052 million) and the Chincotepec oil field development (Ps. 1,336 million).

o Total debt as of the end of the first quarter of 2003 fell Ps. 553 million, or 10 percent, compared to the same period of 2002. During the quarter, US$
     96.3 million of the convertible bond, which matures in March 2004, was reclassified from long to short-term.

o Divestment of non-strategic assets was Ps. 61million during the first quarter.

o General and administrative expense fell 24 percent in the first quarter, compared to the same period of 2002.

o The El Cajon project requires the use of cash resources and the pledging of assets as collateral to secure performance bonds and to obtain construction financing. This will reduce ICA's cash and assets available for disposition and strain its liquidity in the short term.


ICA recorded a net loss of majority interest of Ps. 262 million in the first quarter of 2003, compared to a loss of Ps. 59 million in the same period of 2002.

CONSOLIDATED RESULTS

First Quarter 2003

   (Ps. million) 1Q2002 1Q2003 Change (%)
--------------------------------------------------------------------------------
Revenues                               1,966              1,891             (4)
Operating profit                       41                 47                16
  Operating margin                     2.1%               2.5%
EBITDA                                 117                133               14
  EBITDA margin                        5.9%               7.0%
Net income (loss)                      (59)               (262)             n.m.
of majority interest
Earnings per share (Ps.)               (0.10)             (0.42)            n.m.
         n.m. = not meaningful

ICA recorded first quarter revenue of Ps. 1,891 million, 4 percent below the first quarter 2002 level. During the first quarter, revenue from projects in Mexico represented 66 percent of total revenue, while revenue in foreign currency, principally in dollars, accounted for 67 percent of total revenue.

Cost of sales during the quarter was Ps. 1,655 million, 1 percent below the Ps. 1,678 million registered during the same period of last year.

General and administrative expenses in the first quarter of 2003 decreased 24 percent to Ps. 189 million, from Ps. 248 million in the same period of 2002. The reduction reflects the ongoing restructuring of the Company, and in particular the reduction in administrative and technical headcount.

Operating income in the first quarter of 2003 was Ps. 47 million, compared to Ps. 41 million during the same quarter of 2002.

EBITDA generated in the first quarter of 2003 was Ps. 133 million, equivalent to a margin of 7 percent. EBITDA is calculated as operating earnings plus depreciation and amortization expense; EBITDA is not an indicator of free cash flow generation.

The integral financing cost in the first quarter of 2003 was Ps. 117 million, compared to Ps. 65 million recorded in the first quarter of last year, and consisted of the following:


           (Ps. Million)                   1Q2002          1Q2003
        --------------------------------------------------------------
        Interest (Income)                    (48)           (42)
        Interest Expense                     131            146
        Exchange (Gain) Loss                  11             33
        Monetary (Gain)                      (30)           (21)
        --------------------------------------------------------------
        Integral Financing Cost               65            117

The increase in interest expense resulted principally from a higher weighted average interest rate, which offset a lower level of debt. This primarily reflects the refinancing operation concluded in the fourth quarter of 2002. The proceeds of a 10-year peso loan, which has a step-up interest rate that begins at 14.5 percent, financed the repurchase and cancellation of US$ 70.8 million of the convertible bond, which had a fixed interest rate of 5 percent. Included in interest expense for the 2003 period is Ps. 8 million of financial costs for non-bank debt. The weighted average interest rate was 11.7 percent in the first quarter of 2003 compared to 9.2 percent during the first quarter of 2002.

Interest income decreased as a result of lower level of cash and cash equivalents. In addition, there was an increase in the exchange loss, and a lower monetary gain.

Other Financial Operations recorded a loss of Ps. 23 million during the first quarter, which reflected losses on sale of fixed assets, machinery and real estate. The result also includes employee severance payments of Ps. 8 million.

The tax provision in the first quarter of 2002 was Ps. 110 million, of which Ps. 107 million corresponds to deferred taxes and Ps. 3 million to statutory profit sharing.

ICA recorded a first quarter loss of Ps. 47 million from its participation in unconsolidated affiliates, including its participation in the Caruachi hydroelectric project and AUCOVEN, the concessionaire for the Caracas-La Guaira highway, both in Venezuela; the Central North Airport Group (through its operating company SETA); and the environmental services company CIMA. As a result of the imposition of exchange controls in Venezuela, ICA deconsolidated AUCOVEN in the first quarter.

ICA recorded a net loss of majority interest of Ps. 262 million in the first quarter of 2003, equivalent to a loss of Ps. 0.42 per share (US$ 0.40 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 59 million, or Ps. 0.10 per share (US$
0.09 per ADS) recorded in the first quarter of 2002, based on a weighted average of 621.56 million shares outstanding.


SEGMENT RESULTS

Segment results are shown in the following table:

   (Ps. million)                      1Q2002         1Q2003        Change (%)
--------------------------------------------------------------------------------
Civil Construction
    Revenues                            287            318             11
    Operating Profit                    16             7
Industrial Construction
    Revenues                            921            852             (8)
    Operating Profit                    24             10
CPC-Rodio
    Revenues                            268            419             56
    Operating Profit                    (6)            17
Other Segments
    Revenues                            490            302             (38)
    Operating Profit                    6              12
         n.m. = not meaningful

The projects that contributed most to construction revenues were: the Santa Martha Acatitla prison in Mexico City and the Chiapas Bridge (Civil Construction); the Altamira III and IV power plants, the Mexicali power plant, and the Cadereyta and Poza Rica Pemex projects (Industrial Construction); and Rodio's projects in Portugal and Spain (CPC-Rodio).

Civil Construction revenues rose, reflecting the commencement of work on several projects contracted in prior quarters. Operating result in the segment reflected the competitive environment in the Mexican market, as well as the mix of public and private projects under construction.

Industrial Construction revenue decreased because of the mix of projects in backlog. Most have been recently contracted and are expected to contribute to revenue in future periods. The operating margin of 1.2 percent reflects the mix of projects, the competitive conditions in the market, additional costs related to the AES Andres project in the Dominican Republic, and expenses related to the preparation of bids for new projects.

CPC-Rodio's results, with revenue of Ps. 419 million and an operating margin of
4.1 percent, reflect the performance of projects in Spain and Portugal.

                                                  Operating      Operating
   (Ps. Million)                  Revenues (%)    Result         Margin
------------------------------------------------------------------------------
Total Other Segments
    Real Estate and Housing           151           (3)           n.m.
    Infrastructure Operations         127           15            12.1
    Alsur                             24            (0)           n.m.
------------------------------------------------------------------------------
         n.m.  Not meaningful

Other Segments accounted for 16 percent of total revenue during the quarter. Real Estate and Housing revenue reflected a reduction in Real Estate revenue, as a result of a lower level of divestment in the quarter. At the same time, Housing increased its activity, with total sales of 437 units, an increase of 22 percent compared to the same period of 2002. The operating result reflects a loss in Real Estate which offset a positive result in Housing. Infrastructure Operations results include the sale of land in Panama as well as the operation of the Acapulco Tunnel, the Corredor Sur in Panama, and the parking garages. Alsur registered a decrease in activity due to the sale of the Veracruz grain terminal.


CONSTRUCTION BACKLOG
                                                                 Months           Construction
                                                 Ps. Million     Equivalent*
-------------------------------------------------------------------------------------------------
Balance, 12/31/2002                              5,554           10
    New contracts and contract enlargements      10,382          20
    Work executed                                1,589           3
-------------------------------------------------------------------------------------------------
Balance, 03/31/2003                              14,346          27
-------------------------------------------------------------------------------------------------

Non Consolidated Backlog **                      410             1
-------------------------------------------------------------------------------------------------
Global Backlog                                   14,756          28
-------------------------------------------------------------------------------------------------

*  Months of work based on the volume of work executed in the first quarter
   2003.
** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

ICA's backlog as of March 31, 2003 increased by Ps. 10,382 million compared to the level as of December 31, 2002 as a result of new projects. The new projects included in backlog are: the El Cajon hydroelectric project in Nayarit (Ps. 8,052 million, including both work and financial cost), the Chincotepec oil field development in Veracruz (Ps. 1,336 million), and new contracts in Spain and Portugal (Ps. 381 million), principally.

During the first days of April, the Company cancelled the contract for the construction of the Jose Lopez Portillo interchange. This contract was substituted by another contract with the same client for the construction of bridges and connecting works for the Tejocotal - Nuevo Necaxa interchanges, which are part of the Mexico-Tuxpan highway. The substitution resulted in a net increase of Ps. 52 million in consolidated backlog.

At the end of the first quarter, projects in Mexico represented 96 percent of the total backlog, and public sector clients represented 82 percent of the total.


BALANCE SHEET

    (Ps. million; end of period)              1Q2002      1Q2003     Change (%)
--------------------------------------------------------------------------------
Current assets                                 6,780       6,370        (35)
    Of which: Cash and cash equivalents        3,623       2,378        (34)
Long term investments                          5,203       4,717        (9)
Property, plant and equipment                  2,011       1,278        (37)
Other long term assets                         1,054       1,352        28
----------------------                         -----
Total assets                                   17,913      13,595       (24)

Current liabilities                            8,745       6,797        (22)
Long term liabilities                          4,074       3,050        (25)
Shareholders equity                            5,094       3,749        (26)
-------------------                            -----       -----
Total liabilities and equity                   17,913      13,595       (24)

As of March 31, 2003, ICA had cash and equivalents of Ps. 2,378 million, a reduction of Ps. 1,244 million compared to the Ps. 3,623 million in the same period of 2002. Of this, 80 percent is in ICA's subsidiaries ICA Fluor Daniel and Rodio; payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners. Remaining cash is largely held in other operating subsidiaries. Client advances represent 36 percent of the total cash.

Accounts receivable were Ps. 1,811 million at the end of the first quarter of 2003, 22 percent below the Ps. 2,333 million of the same period of 2002, as a result of improvements in the processes of estimating, billing, and collections, as well as the reduction in work volumes.

The 9 percent reduction in long term assets resulted from the divestment of subsidiaries and long term non-strategic assets, as well as the sale of real estate assets, principally land and buildings located in Cancun, Queretaro, and Mexico City.

Divestments

During the first quarter of 2003, ICA carried out divestments of Ps. 61 million, which primarily reflects sale of a building and machinery. Resources from divestments have been applied to reduce debt and, to a lesser extent, for general corporate purposes.

Debt

Total debt as of December 31, 2002 was Ps. 4,847 million, a reduction of Ps. 553 million, or 10 percent, compared to the same period of 2002. Of total debt, 41 percent is owed by ICA subsidiaries or is project finance, and the balance is holding company debt.

(Ps. million)                          1Q2002             1Q2003
----------------------------------------------------------------------
Short Term Debt                        1,644              2,104
Long Term Debt                         3,756              2,743
----------------------------------------------------------------------
Total Debt                             5,400              4,847
% of Debt in foreign currency          63%                47%

As of March 31, 2003, ICA reclassified US$ 96.3 million of its outstanding convertible bond from long term to short term. 43 percent of ICA's debt matures in less than one year; 25 percent is securities debt; and 47 percent is denominated in foreign currency, principally dollars.

Liquidity and Financial Ratios

The current ratio (current assets/current liabilities) as of the end of the first quarter of 2003 was 0.92, compared to 1.10 in the same period of 2002. The reduction was the result, principally, of the reclassification of the subordinated convertible bond due March 2004 from long to short term. ICA is evaluating its options with respect to this subordinated convertible bond.

The interest coverage ratio (EBITDA/interest expense) was 0.91, compared to 0.89 in the same period of 2002. ICA's leverage ratio (total debt/equity) was 1.29 in the first quarter, compared to 1.06 in the same period of 2002.

In the first quarter, ICA was awarded the El Cajon hydroelectric project, which added Ps. 8,052 million to backlog at March 31, 2003. ICA has obtained bridge financing to fund the initial portion of the cost of project, and is currently seeking the financing to complete construction. The financing obtained thus far, and the financing ICA expects to obtain, will fund only construction and financial costs relating to the project. Accordingly, ICA does not expect the El Cajon project to generate free cash flow until its completion and delivery to the client. The El Cajon project will require the use of cash resources and the pledging of assets as collateral to secure guarantees and performance bonds. This will reduce ICA's cash and assets available for disposition and further strain liquidity in the short term.

SUBSEQUENT EVENT

The Company appointed JP Morgan Securities, Inc. as its financial advisor for the development and execution of a debt restructuring strategy. This strategy is designed to restructure ICA's debt, including the subordinated convertible bond due in 2004, to make debt service consistent with the Company's medium term business perspectives.


CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Wednesday, April 30th at 1:00 p.m. (EDT). In order to participate, please call (719) 457-2603, 5 to 10 minutes before the scheduled time. The reference code is 273484. A taped replay will be available until midnight on May 7th by calling (719) 457-0820.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of March 31, 2003 purchasing power. The exchange rate used for the conversion of amounts at March 31, 2003 was Ps. 10.76 per US dollar.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

                               Three Tables Follow


                                              1Q-02               1Q-03            US Million
--------------------------------------   ---------------   ------------------   -----------------
Net Sales                                 Ps.     1,966       Ps.     $1,891     US$        176
Cost of Sales                                     1,678                1,655                154
Gross Profit                                        288                  236                 22
Operating Expenses                                  248                  189                 18
--------------------------------------   ---------------   ------------------   -----------------
Operating Income                                     41                   47                  4
      Interest (Income)                             (48)                 (42)                14
      Interest Expense                              131                  146                 (4)
      Loss (Gain) in Foreign Exchange                11                   33                  3
      Loss (Gain) in Monetary Position              (30)                 (21)                (2)
--------------------------------------   ---------------   ------------------   -----------------
Total Financing (Gain) Cost                          65                  117                 11
Income After Financing (Gain) Cost                  (24)                 (69)                (6)
Other (Income) Loss Net                             (16)                  23                  2
Income Before Taxes and
  Employees' Profit Sharing                          (9)                 (92)                (9)
Reserve For Taxes and
  Employees' Profit Sharing                          21                  110                 10
--------------------------------------   ---------------   ------------------   -----------------
Net Income (Loss) After Taxes and
  Employees' Profit Sharing                         (29)                (202)               (19)
Share in Net Income (Loss) of
  Unconsolidated Affiliates                         (21)                 (47)                (4)
--------------------------------------   ---------------   ------------------   -----------------
Income (Loss) in Discontinued
  Operations                                           -                   -                  -
Net Consolidated Income (Loss)                      (50)                (249)               (23)
Net Income (Loss) of Minority Interest                9                   13                  1
--------------------------------------   ---------------   ------------------   -----------------
Net Income (Loss) of Majority Interest              (59)                (262)               (24)
--------------------------------------   ---------------   ------------------   -----------------
EBITDA (Operating Income +
  Depreciation & Amortization)                      117                  133                 12
--------------------------------------   ---------------   ------------------   -----------------


Primary:  weighted average shares (millions)     621.56               621.56
EPS:                                              (0.10) -0.05         (0.42)    US$      -0.24
Fully diluted:  weighted average shares          659.14               659.14
(millions)                                        (0.09) -0.05         (0.40)    US$      -0.22
EPS:

Operating Results by Segment                                 Mar-31
(Unaudited)                             I-02             I-03        US Million

Net Sales                            Ps.   1,966    Ps.  $ 1,891     US$  176


       Civil Construction                    287             318           30
        Industrial Construction              921             852           79
        CPC-Rodio                            268             419           39
                                     -------------  -------------   -----------
            Total Construction             1,476           1,589          148

       Real Estate & Housing                 306             151           14
       Infrastructure Operations             133             127           12
       Other Segments                         51              24            2
--------------------------------     -------------  -------------   -----------
            Total Other Segments             490             302           28

Operating Income                              41              47            4

       Civil Construction                     16               7            1
        Industrial Construction               24              10            1
       Rodio-Kronsa                           (6)            17            2
--------------------------------     -------------  -------------   -----------
            Total Construction                35              35            3

       Real Estate & Housing                 (21)             (3)           0
       Infrastructure Operations              28              15            1
       Other Segments                         (1)             (0)           0
--------------------------------     -------------  -------------   -----------
            Total Other Segments               6              12            1

Operating Margins                            2.1%            2.5%

       Civil Construction                    5.6%            2.3%
        Industrial Construction              2.6%            1.2%
       Rodio-Kronsa                         -2.2%            4.1%
--------------------------------     -------------  -------------
            Total Construction               1.8%            1.8%

       Real Estate & Housing                -6.8%           -1.7%
       Infrastructure Operations            20.9%           12.1%
       Other Segments                       -2.2%           -1.7%
--------------------------------     -------------  -------------
            Total Other Segments             0.3%            0.7%


Consolidated Balance Sheet                                  As of Mar 31
                                                         2002           2003       US Million
------------------------------------------------    ----------      ---------      ----------
Assets

Cash and Cash Equivalents                                3,623          2,378       US$   221
Trade and Contract Receivables                           2,333          1,811             168
Inventories                                              1,387          1,222             114
Other Receivables                                        2,063            727              68
Other Current Assets                                       239            110              10
------------------------------------------------    ----------      ---------      ----------
       Total Current Assets                              9,645          6,249             581
Investment in Concessions, Affiliated Companies
  and Long-Term Receivables                              5,203          4,717             438
Property, Plant and Equipment Net                        2,011          1,278             119
Other Assets                                             1,054          1,352             126
------------------------------------------------    ----------      ---------      ----------
       Total                                            17,913         13,595           1,264

Liabilities and Stockholders' Equity
Accounts Payable                                         1,143            950              88
Current Debt                                             1,644          2,104             196
Other Current Liabilities                                5,958          3,742             348
------------------------------------------------    ----------      ---------      ----------
       Total Current Liabilities                         8,745          6,797             632

Long Term Debt                                           3,756          2,743             255
Other Noncurrent Liabilities                               318            306              28
Total Liabilities                                       12,819          9,846             915
Stockholders' Equity                                     5,094          3,749             348
------------------------------------------------    ----------      ---------      ----------
       Total                                            17,913         13,595           1,264

Current Ratio................................             1.10           0.92            0.92
Cash/Current Debt............................             2.20           1.13            1.13
Total Debt...................................            5,400          4,847             450
Net Interest Coverage (EBITDA/Net Interest)..             1.39           1.27            1.27
Leverage (Total Liabilities/Equity)..........             2.52           2.63            2.63
Leverage (Debt/Equity).......................             1.06           1.29            1.29

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2003


                                             Empresas ICA Sociedad Controladora,
                                              S.A. de C.V.

                                             /s/ JOSE LUIS GUERRERO
                                             -------------------------------
                                             Name: Dr. Jose Luis Guerrero
                                             Title: Vice President, Finance